MISSION NEW ENERGY LIMITED

(ACN: 117 065 719)

Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008
Tel: + 618 6313 3975
Fax: + 618 6270 6339
E-mail: invest@missionnewenergy.com

28th February 2014

Company Announcements Office
Australian Securities Exchange
Exchange Centre
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Appendix 4D

Mission New Energy Limited' Appendix 4D for the half year ended 31 December 2013 is attached.

For and on behalf of
MISSION NEW ENERGY LIMITED

Guy Burnett
Company Secretary

Half – Year Financial Report of Mission New Energy Limited for the period Ended 31 December 2013

ABN 63 117 065 719

This Half Year Financial Report is provided to the Australian Securities Exchange (ASX) under Listing Rule 4.2A.3

Current Reporting Period:	31 December 2013
Previous Corresponding Period:	31 December 2012

Source Reference: ASX Append 4D.1, ASX listing Rules 4.2A.3

Mission New Energy Limited
ABN: 63 117 065 719

Results for Announcement To The Market
For the Half Year Ended 31 December 2013

Revenue and Net Profit/ (Loss)

			Percentage Change (%)	Amount $'000
ASX Append 4D 2.1	Revenue from ordinary activities	up	24	10,355,109
ASX Append 4D 2.2	Profit/ (loss) from ordinary activities after tax attributable to members	down	11	3,585,011
ASX Append $D 2.3	Net profit/ (loss) attributable to members	down	9	3,696,403

Dividends (Distributions)

		Amount per Security	Franked amount per Security
ASX Append 4D 2.4	Final dividend	Nil	Nil
ASX Append 4D 2.4	Interim dividend	Nil	Nil
ASX Append 4D 2.5	Record date for determining entitlements to the dividend:	N/A	N/A

Brief explanation of Revenue, Net Profit/ (Loss) and Dividends (Distributions)

ASX Append 4D 2.6

Included in the $10.4 million revenue for the six months to 31 December 2013 is the recognition of a gain of $9.7 million from the re-structuring of the Company's Series 3 convertible note. This gain is the primary driver for the net profit to 31 December 2013 of $3.7 million.

In the six months to 31 December 2013, the Group has completed the sale of the 100,000 tpa biodiesel refinery and the other 250,000 tpa biodiesel refinery remains under care and maintenance. The Indian operations have been deconsolidated from the Group financials with effect from 1 October due to an effective change in control.

Mission New Energy Limited
ABN 63 117 065 719

Additional Disclosures
Required for Appendix 4D

Source Reference

1. Net Tangible Assets per Security

		31.12.2013 $ per share	31.12.2012 $ per share
ASX Append 4D.3	Net tangible assets per security	(0.83)	(1.86)

2. Details Relating to Dividends (Distributions)

ASX Append 4D.5

The company did not declare a dividend during the financial period and has not declared a dividend since the end of the financial period.

Source Reference

3. Information on Audit or Review

ASX Append 4D.9

This half year report is based on accounts to which one of the following applies.

	The accounts have been audited	X	The accounts have been subject to review
	The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed

ASX Append 4D.9

Description of likely dispute or qualification if the accounts have not yet been audited or subjected to review or are in the process of being audited or subjected to review.

Not applicable

ASX Append 4D.9

Description of dispute or qualification if the accounts have been audited or subjected to review.

Not applicable

Mission NewEnergyLimited

One Mission : One Energy : NewEnergy

Interim Financial Report for the Half Year ended

31 December 2013

Table of Contents

Directors' report

The Directors present their report together with the consolidated interim financial report for the six months, ended 31 December 2013 and the review report thereon.

Directors

The directors of the Company at anytime during or since the end of the interim period are:

Name	**Period of directorship**
Non-executive	
Mr Dario Amara (Chairman)	Chairman since 31 March 2006
Admiral (Ret) Tan Sri Dato' Seri Mohd Anwar bin Haji Mohd Nor (Non-executive Director)	Director since 25 June 2009
Datuk Zain Yusuf (Non-executive Director)	Director since 24 January 2006
Mr Arun Bhatnagar (Non-executive Director)	Director since 25 June 2009 (Resigned 28 Feb 2014)
Mr Peter Torre (Non-executive Director)	Director since 29 September 2010
Executive	
Mr Nathan Mahalingam (Group Chief Executive Officer)	Director since 17 November 2005
Mr Guy Burnett (Chief Financial Officer)	Director since 6 April 2009

Review of operations

Summary of results

Revenue for the consolidated group amounted to $10,355,109 (2012: $8,334,151). Net profit of the consolidated group, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $3,585,011 (2012: $4,047,995 profit). The net profit for the year included a non-cash gain on restructure of the series 3 convertible notes to series 4 convertible notes of $9,671,893 (2012: $7,748,485).

Dividends Paid or Recommended

No dividends have been paid or declared for payment.

Review of Operations

Corporate

During the period up until 31 December 2013, the Company was pleased to settle $7.5 million of the convertible note debt and the working capital loan from SLW International, utilising proceeds from the sale of the 100,000 tpa refinery.

In addition, the Company successfully restructured the Series 3 Convertible Notes into Series 4 Convertible notes. The key benefit being the extension of the maturity date from May 2014 to December 2018. This achievement not only significantly defers the requirement for the group to settle the notes, but also re-classifies the note liability from a current liability to a non-current liability, thereby

significantly strengthening the balance sheet. The notes now attract a coupon of 6% per annum, however the first coupon payment (accrued from 1 January 2014) is only due on 31 December 2015. The company is also in discussions with investors to assist in re-capitalising the company and to provide working capital to fund the business as required.

Biodiesel feedstock Segment

The Company successfully completed the sale of the 100,000 tpa refinery during the period. The remaining 250,000 tpa refinery remains under care and maintenance. The company continues to re-evaluate its options available from its remaining refinery asset as opportunities present themselves, which may include the sale of the asset.

In November 2013 the Company entered into a Memorandum of Understanding (MoU) with Benefuel Inc., a US based technology provider who have developed and successfully validated a ground breaking and patented technology process that will allow the Company's 250,000 tpa biodiesel refinery to be commissioned and operated using substantially lower cost feedstocks. The MoU with Benefuel Inc. provides for the Parties to explore the possibility of entering into certain transactions including but not limited to licensing agreements, asset sale or a business combination transaction for the Malaysian refinery asset. The parties are looking at opportunities to set up a joint venture company in Malaysia to own and operate the biodiesel refinery together with an integrated palm plantation company.

During the period, the Company's wholly owned subsidiary Mission Biotechnologies Sdn Bhd (MBTSB) successfully defended itself against a suit filed by KNM Process Systems Sdn Bhd (KNM) in the High Court of Kuala Lumpur. In its suit, KNM as Plaintiff, sought to recover a sum of approximately A$130,000 (RM380,000) from MBTSB. However, MBTSB, in its defence acknowledged that only about A$103,000 (RM302,000) was due to KNM and simultaneously filed a counter claim amounting to approximately A$887,000 (RM2.6 million) against KNM. The High Court of Kuala Lumpur in its judgment granted the counter claim and ordered KNM to pay MBTSB the sum of approximately A$785,000 (RM2.3 million), after setting off the RM302,000 due to KNM, with costs.

In the matter of arbitration between MBTSB and KNM, the 3 party tribunal has been established and an initial preliminary meeting between the tribunal and the solicitors has been held.

Downstream Palm Oil Joint Venture Project

Earlier in the financial year, the Companies 85% owned subsidiary, Oleovest Pte Ltd officially registered a request for arbitration with the Indonesian Arbitration Board (BANI) to seek compensation from the Indonesian government owned palm plantation company, PT Nusantara III (PTPN111) for breach of its material and non material obligations under its joint venture agreement (JVA) with Oleovest.

The formal hearings under the arbitration proceedings commenced during the current reporting period after the parties failed to come to an amicable settlement during mediation. Under the terms of the

joint venture agreement the defaulting party, being PTPN111, is obligated to acquire Oleovest's shares at the greater of either the market value or cost of investment, such value to be determined by an internationally reputed appraiser to be appointed by the Joint venture company and agreed to by the parties. To date, Oleovest's investment in the joint venture project is approximately US$4 million. Having failed to reach an agreement during the mediation under the BANI arbitration rules on the choice of appraiser, the arbitration panel has ordered for the hearings to commence with the Claimant formally submitting its rebuttal. Oleovest, in its rebuttal, is seeking compensation of approximately US$85 million, excluding interest. The Company can provide no assurances as to the amount or the timing of when or if an award from the Indonesian arbitration panel would be forthcoming.

Jatropha Feedstock Segment and wind farm business

In April 2013, the Company announced that it had secured a loan facility agreement to meet corporate obligations and windmill operational costs in India. The lenders required that the equity in the Indian Subsidiary, Mission Biofuels India PL, be held as security with the lender to take over general management of the subsidiary during the term of loan. As at the date of this report the loan is in default and the Company is working with the lender on a settlement arrangement. If the Company is unable to negotiate a settlement, the lender has the right to enforce their collateral position being security held over all shares in the Indian subsidiary. If this right is enforced we would have no further business interests in India. The two windmills owned by the Company of 1.65 MW each generated and sold, under a Power Purchase Agreement, 1,955,617 kwh during the 3 months to 30 September 2013. The Indian operations have been deconsolidated from the Group financials with effect from 1 October 2014 due to an effective change in control as a result of the loan default.

Financial Position

The Group had a profit for the six months ended 31 December 2013 of $3,585,011 (2012: $4,047,995 profit), a current assets less current liability surplus of $4,608,641 (30 June 2013: $10,992,228 deficit) and a net asset deficiency of $9,040,686 (30 June 2013: $12,503,920) at balance date. The net asset deficiency is primarily as a result of the impairment of refinery assets during the financial year ended 30 June 2010. The Groups net cash used in operating activities for the six months ended 31 December 2013 was $1,605,941 (2012: $1,816,568).

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 31 December 2013. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The Directors believe that the Group has sufficient financial resources to meet its committed financial liabilities and realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report.

Subsequent Events

Other than the matters discussed below, there have been no significant subsequent events up until the date of signing this financial report.

In February the Company announced that it had commenced a creditors voluntary windup procedure of its 100% owned Malaysian subsidiary Mission Biotechnologies Sdn Bhd. This in no way affects the status of the Company. In addition, the Company issued a notice of meeting to shareholders to obtain approval to issue up to 100 million ordinary shares in the Company.

Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

Lead auditor's independence declaration

The lead auditor's independence declaration is set out on page 6 and forms part of the directors' report for the six months ended 31 December 2013.

Dated at Perth this 28th day of February 2014.

Signed in accordance with a resolution of the directors:

____

Mr Nathan Mahalingam

Managing Director

Tel: +61 8 6382 4600
Fax: +61 8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2013, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
2. No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period.

Brad McVeigh

Director

Perth, 28 February 2014

Consolidated statement of profit or loss and other comprehensive income

For the six months ended on 31 December 2013

	Note	31.12.2013	31.12.2012
Continuing operations			
Sale of goods		-	97,602
Other revenue	5	10,355,109	8,236,549
Total revenue		**10,355,109**	**8,334,151**
Cost of goods sold		-	(293,240)
Employee benefits expense		(860,608)	(890,954)
Net foreign exchange (loss)/ gain		(1,497,266)	(8,688)
Plant expenses		(160,937)	(153,950)
Travel expenses		(93,308)	(41,578)
Shareholder expenses		(28,202)	(96,082)
Consultants expenses		(3,029)	(28,415)
Other expenses from ordinary activities		(349,737)	(424,313)
Rental expenses		(10,146)	(46,402)
Depreciation and amortisation		(4,477)	(5,124)
Impairment of Inventories	4a	-	(501,436)
Impairment of subsidiary loan	4a	(123,808)	-
Impairment of property, plant and equipment	4a	(76,112)	(27,348)
Finance costs		(3,431,179)	(1,326,334)
Profit / (Loss) from continuing operations before income tax		**3,716,300**	**4,490,287**
Income tax (expense)/benefit		-	(1,574)
Net Profit (loss) for the period before non controlling interest		**3,716,300**	**4,488,713**
Profit/(Loss) for the year from discontinued operations	11	137,576	(440,718)
Loss on deconsolidation of discontinued operations	11	(268,865)	-
Profit / (Loss) for the year		**3,585,011**	**4,047,995**
Attributable to:			
Members of the parent		3,696,403	4,057,632
Non-controlling interests		(111,392)	(9,637)

Consolidated statement of profit or loss and other comprehensive income (contd.)

For the six months ended on 31 December 2013

		31.12.2013	31.12.2012
Profit / (Loss) for the period		3,585,011	4,047,995
Other comprehensive income			
Items that will be realised through profit or loss:			
Exchange differences on translating foreign operations		2,789,965	50,990
Exchange gain on deconsolidation of discontinued operation		(1,980,571)	-
Other comprehensive (loss)/income for the period net of tax		**809,394**	**50,990**
Total comprehensive (loss)/income for the period		4,394,405	4,098,985
Attributable to owners of the parent		**4,394,405**	**4,098,985**
Comprehensive (loss)/income from Continuing Operations		6,506,265	4,539,703
Comprehensive (loss)/income from Discontinued Operation		(2,111,860)	(440,718)
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:			
Basic earnings/(loss) per share (dollars)		0.35	0.45
Diluted earnings/(loss) per share (dollars)		0.35	0.45
Earnings per share from profits attributable to the ordinary equity holders of the parent:			
Basic earnings/(loss) per share (dollars)	6	0.34	0.40
Diluted earnings/(loss) per share (dollars)	6	0.34	0.40

The accompanying notes form part of this financial report

Consolidated statement of financial position

As at 31 December 2013

	Note	31.12.2013	30.6.2013
CURRENT ASSETS			
Cash and cash equivalents		1,738,419	1,419,617
Trade and other receivables		2,984,821	3,833,373
Other financial assets		-	11,686
Other assets		157,107	221,917
Current tax assets		714	15
Total current assets		4,881,061	5,486,608
Non-current assets held for sale		-	14,573,623
NON-CURRENT ASSETS			
Property, plant and equipment		5,756	6,002
Other assets		38,435	40,364
Total non-current assets		44,191	46,366
TOTAL ASSETS		4,925,252	20,106,597
CURRENT LIABILITIES			
Trade and other payables		136,240	1,679,897
Financial liabilities	10	-	27,404,273
Short-term provisions		136,180	136,181
Total current liabilities		272,420	29,220,351
Liabilities included in disposal group held for sale	11	-	1,832,108
NON-CURRENT LIABILITIES			
Financial liabilities	10	13,693,518	1,558,058
Total non-current liabilities		13,693,518	1,558,058
TOTAL LIABILITIES		13,965,938	32,610,517
NET LIABILITIES		(9,040,686)	(12,503,920)

Consolidated statement of financial position (contd.)

As at 31 December 2013

	Note	31.12.2013	30.6.2013
EQUITY			
Issued capital	7	110,415,197	110,415,197
Reserves		19,322,455	13,323,093
Accumulated losses		(138,612,968)	(136,188,232)
Non-controlling interests		(165,370)	(53,978)
TOTAL EQUITY DEFICIENCY		(9,040,686)	(12,503,920)

The accompanying notes form part of this financial report

Consolidated statement of changes in equity

For the six months ended 31 December 2013

Consolidated Group	Ordinary Share Capital	Accumulated losses	Share Based Payment Reserve	Foreign Currency Translation	Convertible Notes Reserve	Non-controlling Interests	Total
1 July 2013	**110,415,197**	**(136,188,232)**	**4,907,496**	**(65,248)**	**8,480,845**	**(53,978)**	**(12,503,920)**
Profit (loss) attributable to members of the Group		3,696,403				(111,392)	3,585,011
Other comprehensive income/(loss) for the period		(1,980,571)		2,789,965			809,394
Total comprehensive income	-	**1,715,832**	-	**2,789,965**	-	**(111,392)**	**4,394,405**
Transactions with owners in their capacity as owners							
Settlement of $7.5m of series 3 con note debt		1,003,108			(1,934,279)		(931,171)
Settlement of Series 3 Convertible Note[1]		(5,143,676)			(6,546,566)		(11,690,242)
Equity portion of series 4 convertible note					11,690,242		11,690,242
31 December 2013	**110,415,197**	**(138,612,968)**	**4,907,496**	**2,724,717**	**11,690,242**	**(165,370)**	**(9,040,686)**

[1]The Series 3 Convertible notes are deemed to be settled on conversion to Series 4 Convertible notes.

Consolidated statement of changes in equity

For the six months ended 31 December 2012

Consolidated Group	Ordinary Share Capital	Accumulated losses	Share Based Payment Reserve	Foreign Currency Translation	Convertible Notes Reserve	Non-controlling Interests	Total
1 July 2012	**110,320,248**	**(140,376,669)**	**4,907,496**	**(1,866,633)**	**2,643,549**	**(68,128)**	**(24,440,137)**
Profit (loss) attributable to members of the Group		4,057,632	-	-		(9,637)	4,047,995
Total other comprehensive income/(loss) for the period			-	50,990			50,990
Total comprehensive income	-	**4,057,632**	-	**50,990**	-	**(9,637)**	**4,098,985**
Transactions with owners in their capacity as owners							
Proceeds from the Issue of New Shares (Net of Cost)	94,949	-	-	-	-	-	94,949
Settlement of Convertible Note Series 2		(5,837,295)	-	-	5,837,295		-
31 December 2012	**110,415,197**	**(142,156,332)**	**4,907,496**	**(1,815,643)**	**8,480,844**	**(77,765)**	**(20,246,203)**

The accompanying notes form part of this financial report

Consolidated statement of cash flows

For the six months ended 31 December 2013

	Note	31.12.2013	31.12.2012
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		664,354	797,309
Payments to suppliers and employees		(1,157,650)	(1,948,744)
Interest received		-	2,410
Interest paid on convertible notes		-	(510,882)
Finance costs		(1,112,595)	(156,661)
Income tax paid		(50)	-
Net cash used in operating activities		**(1,605,941)**	**(1,816,568)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	9	(4,231)	(45,437)
Proceeds from sale of assets		10,973,574	683,102
Deposits released/(placed) as security for performance bond		-	538,278
Net cash used in investing activities		**10,969,343**	**1,175,943**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of shares, options (net of costs)		-	94,949
Proceeds from borrowings		303,479	-
Repayment of borrowings		(9,371,693)	(277,944)
Net cash used in financing activities		**(9,068,214)**	**(182,995)**
NET INCREASE (DECREASE) IN CASH HELD		**295,188**	**(823,620)**
Cash at beginning of the financial year		1,419,617	1,455,977
Cash balance from discontinued operation		(2,408)	-
Effects of exchange rate fluctuations of cash held in foreign currencies		26,022	57,827
CASH AND CASH EQUIVALENTS AT END OF PERIOD		**1,738,419**	**690,184**

The accompanying notes form part of this financial report

Condensed notes to the consolidated interim financial statements

For the six months ended 31 December 2013

1. Nature of operations and general information

Mission New Energy Limited is a renewable energy company domiciled in Australia (ACN: 117 065 719) and:

- listed on the ASX (MBT) with its operations in Malaysia, Indonesia and India;
- that has a 250,000 tpa (approx. 75 million gallons p.a.) biodiesel refinery.;
- that has significantly downsized its upstream feedstock business in India and is now focussed on divesting the remaining Indian assets and accordingly this segment is classified as a discontinued operation. The Indian operations have been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default (Refer to note 11 for further details).

2. Basis of preparation

The interim consolidated financial report of the Company as at and for the six months ended 31 December 2013 comprises the Company and its subsidiaries (together referred to as the "Group"), and have been prepared in accordance with AASB 134 *Interim Financial Reporting* and the Corporations Act 2001.

The financial statements have been prepared on a going concern basis. Please refer to note 4b for a discussion on going concern.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2013. The consolidated annual financial report of the Group as at and for the year ended 30 June 2013 is available upon request from the Company's registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008 or at www.missionnewenergy.com.

This consolidated interim financial report was approved by the Board of Directors on the 28th February 2014.

Condensed notes to the consolidated interim financial statements (contd.)

3. Significant accounting policies

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except for:

- AASB 10 Consolidated Financial Statements – There is no impact on transactions and balances recognised in the financial statements as the Group does not have any special purpose entity;
- AASB 11 Joint Arrangement – There is no impact on the transactions and balance recognised in the financial statements as the Group has not entered into any joint arrangements;
- AASB 12 Disclosure of Interest in Other Entities – There is no impact on amounts recognised in the financial statements;
- AASB 13 Fair Value Measurement – The additional disclosures were included for items measured at fair value in the statement of financial position, as well as items merely disclosed at fair value in the notes to the financial statements.

4. Estimates

The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.

Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2013. During the six months ended 31 December 2013 management reassessed its estimates in respect of:

a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Condensed notes to the consolidated interim financial statements (contd.)

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 31 December 2013 in the refining operations result from amounts recoverable from an EPCC contractor whereby the Group incurred costs during commissioning testing which the EPCC contractor was obliged to pay. This receivable is now part of arbitration and trial proceedings with the EPCC contractor and has not been impaired.

Indonesian operations

The credit risk of the receivable at 31 December 2013 in the Indonesian oleochemical operations result from amounts recoverable from the Indonesian joint venture partner on termination of the project. This receivable is now part of arbitration proceedings with the Indonesian joint venture partner.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

Impairment of refinery

The Board reviews the carrying value of its refinery asset at each reporting date. The Board had previously determined to write down the carrying value of the refinery and continues to apply this principal for the half year to 31 December 2013 and the 250,000 tpa refinery is under care and maintenance and fully impaired. In addition to the prior period impairment, further impairment has been provided during the half year ended 31 December 2013 for capital additions to a value of $0.08 million.

Summary of asset impairments

	December 2013	December 2012
Impairment of refinery asset	76,112	27,348
Impairment of inventories	-	501,436
Impairment of subsidiary loan on deconsolidation	123,808	-
Total	199,920	528,784

Condensed notes to the consolidated interim financial statements (contd.)

b. Going Concern

The Group had a profit for the six months ended 31 December 2013 of $3,585,011 (2012: $4,047,995 profit), a current assets less current liability surplus of $4,608,641 (30 June 2013: $10,992,228 deficit) and a net asset deficiency of $9,040,686 (30 June 2013: $12,503,920) at balance date. The net asset deficiency is primarily as a result of the impairment of refinery assets during the financial year ended 30 June 2010. The Groups net cash used in operating activities for the six months ended 31 December 2013 was $1,605,941 (2012: $1,816,568).

During the half year ended 31 December 2013 the Company successfully restructured the Series 3 Convertible Notes into Series 4 Convertible notes. The key benefit being the extension of the maturity date from May 2014 to December 2018. This achievement not only significantly defers the requirement for the group to settle the notes, but also re-classifies the note liability from a current liability to a non-current liability, thereby significantly strengthening the balance sheet. The notes now attract a coupon of 6% per annum, however the first coupon payment (accrued from 1 January 2014) is only due on 31 December 2015.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 31 December 2013. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The Directors believe that the Group has sufficient financial resources to meet its committed financial liabilities and realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report.

Condensed notes to the consolidated interim financial statements (contd.)

5. Other revenue

	31.12.2013	31.12.2012
Gain on re-structure of Series 3 Convertible Note*	9,671,893	-
Gain on re-structure of Series 2 Convertible Note *	-	7,748,485
Other	683,216	488,064
	10,355,109	8,236,549

* The restructure of the terms of the convertible notes in the 2012 financial year and again in the six months to 31 December 2013 results in a gain, which is recognised on the profit and loss.

6. Earnings per share

The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.

The calculation of diluted earnings per share is based on the basic earnings/(loss) per share, adjusted to allow for the potential issue of shares, on the assumed conversion of all dilutive options and other dilutive potential ordinary shares.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

	31.12.2013	31.12.2012
Profit/(loss) after tax and earnings attributable to ordinary share holders	3,696,403	4,057,632
Weighted average number of shares (used for basic earnings per share)	10,870,275	10,103,236
Diluted weighted average number of shares (used for diluted earnings per share)	10,870,275	10,103,236
Basic earnings per share – dollars	0.34	0.40
Diluted earnings per share – dollars	0.34	0.40

Condensed notes to the consolidated interim financial statements (contd.)

7. Share issues

During the six months to 31 December, there were no new issues of ordinary shares.

	Numbers	A$ (net of issue costs)
30 June 2012	9,452,415	110,320,248
Share issue – October 2012	1,417,860	94,949
30 June 2013	10,870,275	110,415,197
Share issue	-	-
31 December 2013	10,870,275	110,415,197

Condensed notes to the consolidated interim financial statements (contd.)

8. Segment report

For the six months ended 31 December 2013

	Biodiesel (Continuing operations)	Corporate	Consolidated (Continuing operations)	Jatropha and Power Generation (India) (Discontinued Operation)	Consolidated (Continuing and Discontinued Operations)
External sales	-	-	-	140,021[2]	140,021
Other revenue	683,058	9,672,051	10,355,109	-	10,355,109
Total segment revenue	**683,058**	**9,672,051**	**10,355,109**	**140,021**	**10,495,130**
Segment result	**(1,152,194)**	**4,868,494**	**3,716,300**	**(131,289)**	**3,585,011**
Profit / (Loss) from ordinary activities before income tax			**3,716,300**	**(131,289)**	**3,585,011**
Segment assets	**1,193,182**	**3,732,070**	**4,925,252**	**2,015,009**	**6,940,261**

[2]The segment was deconsolidated from the Group from 1 October 2013

For the six months ended 31 December 2012

	Biodiesel (Continuing operations)	Corporate	Consolidated (Continuing operations)	Jatropha and Power Generation (India) (Discontinued Operation)	Consolidated (Continuing and Discontinued Operations)
External sales	97,602	-	97,602	281,044	378,646
Other revenue	485,433	7,751,116	8,236,549	7,028	8,243,577
Total segment revenue	**583,035**	**7,751,116**	**8,334,151**	**288,072**	**8,622,223**
Segment result	**(501,040)**	**4,989,753**	**4,488,713**	**(440,718)**	**4,047,995**
Profit / (Loss) from ordinary activities before income tax			**4,490,287**	**(440,718)**	**4,049,570**
Segment assets	**13,741,638**	**4,272,965**	**18,014,603**	**2,091,994**	**20,106,597**

Condensed notes to the consolidated interim financial statements (contd.)

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.
Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.

Intersegment Transfers Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments The Group has three key business segments. The Group's business segments are located in Malaysia, Indonesia, and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group's head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and the downstream palm oil project is located in Indonesia. The Jatropha business segment is located in India along with the Power generation segment and is now classified in Discontinued operations.

Condensed notes to the consolidated interim financial statements (contd.)

9. Property, plant and equipment acquisitions and capital commitments

Acquisitions and disposals

During the six months ended 31 December 2013 the Group acquired assets with a cash cost of $4,321 (six months ended 31 December 2012: $45,437). In October 2013, the group disposed its 100,000 tpa refining asset for $12,193,150.

Capital expenditure commitments

Capital expenditure commitments contracted for at 31 December 2013:

Construction of second biodiesel plant in Malaysia	1,904,035[3]

A loan in the power generation segment was secured over two windmills and a property in India. The working capital funding line for the group is secured over all material assets within the group.

[3]This value is net of late delivery charges and other costs and counter claims the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

Condensed notes to the consolidated interim financial statements (contd.)

10. Financial Liabilities

The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2013:

Balance at 1 July 2013– current and non-current	**28,962,331**
Amortisation of equity component of Convertible Notes	2,529,929
Transfer of amortised portion of Equity portion of Convertible Notes to Retained earnings on settlement of $7.5m of series 3 Convertible notes	(1,003,108)
Repayments to convertible note holders (liability portion)	(5,565,722)
Net repayment of working capital loan	(1,558,058)
Settlement of series 3 convertible note upon conversion to series 4 convertible note (liability portion)	(23,365,372)
Liability portion of Series 4 convertible note recognised	13,693,518
Balance at 31 December 2013	**13,693,518**
Financial liabilities included in disposal group Non-current	
Balance at 1 July 2013	**1,832,108**
Deconsolidated	(1,832,108)
Balance at 31 December 2013	-
Non-current liabilities	
Convertible notes – reported value	13,693,518
Unamortised equity component	11,690,242
Nominal value – payable in December 2018	**25,383,760**

During the period up until 31 December 2013, the Company settled $7.5 million of the Series 3 convertible note debt and the working capital loan. At 31 December 2013 the Company restructured the Series 3 Convertible Notes into Series 4 Convertible notes. The key change being the extension of the maturity date from May 2014 to December 2018 and the inclusion of a coupon of 6% per annum. The first coupon payment (accrued from 1 January 2014) is due on 31 December 2015.

11. Discontinued Operation

Discontinued operations – Power generation and Jatropha segment

As at the date of this report a working capital loan for Mission Biofuels India PL (MBIPL) (the company operating the power and jatropha segment) is in default. The shares of MBIPL are held as security for the loan by the lender. As a result of the loan default, the Indian operations have been deconsolidated from the Group financial statements with effect from 1 October 2013 due to an effective change in control at that date.

	31.12.2013	31.12.2012
Revenue	140,021	288,072
Cost of Sales	(54,936)	(61,574)
Impairment – inventory	-	(53,164)
Impairment – assets	-	(344,833)
Write back of related co loans	114,063	-
Other expenses	(5,528)	(58,679)
Depreciation	-	(56,813)
Finance costs	(56,044)	(153,727)
Profit/(Loss) for the year from discontinued operations	**137,576**	**(440,718)**
Loss on Deconsolidation of Discontinued Operation: Consideration - Nil		
Current Assets	155,441	-
Non Current Assets	1,859,568	-
Current Liabilities	744,031	-
Non current Liabilities	1,002,113	-
Loss to group from Net Assets derecognised	**268,865**	-

	31.12.2013	30.06.2013
Asset and Liabilities		
Total Assets	-	1,999,722
Total Liabilities	-	1,832,108

12. Fair values of financial instruments

a) Recurring fair value measurements

The group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

	Carrying Amount $	Fair Value $	Level 1	Level 2	Level 3
Non-current Liabilities	13,693,518	13,693,518	-	13,693,518	-

The fair value measurements are shown by level of the following fair value measurement hierarchy:

- Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and
- Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The non-current liabilities above are the Groups convertible notes, which are deemed a Level 2 financial instrument. As there is no active market for these convertible notes, this financial instrument is valued using observable market data and therefore is categorised as a Level 2 financial instrument.

b) Fair value of financial instruments not carried at fair value

The following instruments are not carried at fair value in the statement of financial position. These had the following carrying amount and the fair values at 31 December 2013:

	Carrying Amount $	Fair Value $
Current Assets		
Trade and other receivables	2,984,821	2,984,821
Current Liabilities		
Trade and other payables	136,240	136,240

Due to their short term nature, the carrying amount of these current assets and current liabilities is assumed to approximate their fair value.

13. Contingencies

A subsidiary within the group has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow greater than the value invested, however at this stage it is not possible to quantify this value.

A subsidiary of the company has received various claims for payments from the contractor liable to complete the construction of Missions 250,000 tpa refinery. The subsidiary company disputes these claims and has counter claimed on various matters. In addition the subsidiary company has submitted that all these matters should be heard as part of the arbitration proceedings. These may result in an outflow or inflow of cash resources to the company however it is not possible to quantify this value.

The Group is not aware of any other contingent liabilities or contingent assets as at 31 December 2013.

14. Related parties

Key management personnel receive compensation in the form of short-term employee benefits, post-employment benefits and share-based payments.

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. There were no related parties transaction during the six months ended 31 December 2013 other than a management fee levied by the holding company to eligible subsidiaries.

15. Dividend

No dividends have been paid or declared for payment during the six months ended 31 December 2013.

16. Subsequent Events

Other than the matters discussed below, there have been no significant subsequent events up until the date of signing this financial report.

In February the Company announced that it had commenced a creditors voluntary windup procedure of its 100% owned Malaysian subsidiary Mission Biotechnologies Sdn Bhd. This in no way affects the status of the Company. In addition, the Company issued a notice of meeting to shareholders to obtain approval to issue up to 100 million ordinary shares in the Company.

Directors' declaration

In the opinion of the directors of Mission New Energy Limited:

1. The financial statements and notes set out on pages 7 to 27 are in accordance with the Corporations Act 2001 including:

    (a) giving a true and fair view of the Group's financial position as at 31 December 2013 and of its performance for the six month period ended on that date; and

    (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 28th day of February 2014.

Signed in accordance with a resolution of the directors:



____

Mr Nathan Mahalingam

Group Chief Executive Officer

BDO

Tel: +61 8 6382 4600
Fax: +61 8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

INDEPENDENT AUDITOR'S REVIEW REPORT

To the members of Mission NewEnergy Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 31 December 2013, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Mission NewEnergy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor's review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mission NewEnergy Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2013 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*

Emphasis of matter

Without modifying our conclusion, we draw attention to Note 4b in the half-year financial report, which indicates that the group is currently in a Net Asset Deficiency position of $9,040,686 with net operating cash outflow for the period of $1,605,941. These conditions, along with other matters as set out in Note 4b, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity's ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

BDO Audit (WA) Pty Ltd

BDO

Brad McVeigh
Director

Perth, 28 February 2014